Exhibit 12(b)

ONCOR ELECTRIC DELIVERY COMPANY LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended, September 30,
	2018	2017
(millions of dollars, except ratios)
Earnings:
Income from continuing operations	$426	$343
Add: Total federal income taxes	121	192
Fixed charges (see detail below)	276	268

Total earnings	$823	$803

Fixed Charges:
Interest expense, excluding capitalized interest	$273	$265
Rentals representative of the interest factor	3	3

Total fixed charges	$276	$268

Ratio of earnings to fixed charges	2.98	3.00